October 26, 2022

VIA EDGAR SUBMISSION

Ms. Jennie Beysolow

Ms. Jennifer López Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FiscalNote Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 29, 2022
File No. 333-267098

Ms. Beysolow and Ms. López Molina:

On behalf of our client, FiscalNote Holdings, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated October 24, 2022 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-1 (the “Amendment No. 1”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed September 29, 2022

Cover Page

1.

We note your response to comment 1 that you “did not disclose . . . the specific purchase price paid by the affiliates of the Company who were investors in Legacy FiscalNote (other than the Sponsor) for the securities being registered.” Please tell us the nature of the affiliate status of these additional Selling Securityholders. For example, please clarify if any of these selling securityholders were PIPE investors. If so, please disclose the price that the selling securityholders paid for the securities being registered for resale.

The Company notes the Staff’s comment and advises the Staff that the referenced Selling Securityholders could be deemed affiliates of the Company by virtue of being or having an affiliation with an executive officer or director of the Company. All such Selling Securityholders

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October 26, 2022

held securities in Legacy FiscalNote well in advance of discussions of the Business Combination with the Sponsor, i.e., such Selling Securityholders were either members of Legacy FiscalNote management or a venture investor in Legacy FiscalNote. As noted in Amendment No. 1, the referenced Selling Securityholders do not include the Sponsor as the Sponsor’s holdings have been disclosed separately in Amendment No. 1. The Company further advises the Staff that the Business Combination did not include a PIPE and, as a result, none of the referenced Selling Securityholders purchased additional equity in the Company concurrent with the Business Combination.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (202) 551-1840.

We thank you in advance for your assistance.

Sincerely,

/s/ Brandon Bortner, Esq.

for PAUL HASTINGS LLP

cc:     Timothy Hwang, FiscalNote Holdings, Inc.